May 12, 2023

   Stacy L. Fuller
   K&L Gates LLP
   1601 K St NW #1
   Washington, DC 20006

                  Re:     Direxion Shares ETF Trust
                          File Nos. 333-150525 and 811-22201

   Dear Ms. Fuller:

          On April 11, 2023, Direxion Shares ETF Trust (the    Trust   ) filed
Post-Effective
   Amendment No. 391 to the Trust   s Registration Statement on Form N-1A
pursuant to Rule
   485(a) under the Securities Act of 1933 and Amendment No. 393 to the Registration Statement
   under the Investment Company Act of 1940 (the    Act   ) to register shares
of the Direxion Daily
   Bitcoin Strategy Bull 2X ETF (the    Fund   ). On May 5th, 2023, the Staff
provided initial
   comments on the filing. Upon reviewing the filing in total, we have the following additional comments.

           Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the filing. We note that portions of the amendment are incomplete. Please provide a completed fee table and hypothetical expense example in your response letter. We may have additional comments on information supplied supplementally in response to Staff comments or on disclosures or exhibits added in any amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

   General Bitcoin and Bitcoin Futures Related Comments

1. Please supplementally indicate when the Fund expects to launch.

2. Please inform us whether the Fund anticipates any capacity constraints in the Bitcoin futures
   market that would limit the size of the Fund   s exposure to Bitcoin
futures, and explain to us how
   the Fund will monitor market capacity as new participants enter the market.

3. Please explain the Fund   s plans for liquidity management, including during
both normal and
   reasonably foreseeable stressed conditions. Given the inability of exchange traded funds
   (   ETFs   ) to close to new investors, please explain in the Summary
Prospectus how the Fund will
   manage liquidity should the Fund become so large as to require more liquidity than the market can provide to meet potential redemptions. In your response, please address the impact of
    Stacy L. Fuller
   K&L Gates LLP
   May 12, 2023
   Page 2 of 5


   exceeding certain thresholds, such as Futures Commission Merchant (   FCM
) imposed capacity
   limits or the CME's position limits for a given contract, and whether these circumstances (or others) may cause the Fund to reduce its leverage to less than 2x?

4. Supplementally describe how the Fund expects to achieve 2x exposure given the margin
   requirements associated with futures and the Fund   s strategy of investing
only 25% of assets in a
   Subsidiary that will invests in futures.

5. Please supplementally confirm whether the Fund has lined up a FMC and who that FCM is.

6. Please provide the Staff with an outline of the Fund   s plans for complying
with Rule 18f-4 under
   the Act, including a preliminary overview of the key elements of the derivatives risk management program. In responding to this comment, please confirm the Fund will use relative
   VaR to comply with the rule given the Fund   s expected leverage and provide
the designated
   reference portfolio. As part of your answer, please discuss whether the designated index is
   unleveraged, given that the Fund   s portfolio consists of derivatives that
include economic
   leverage.

7. Please supplementally discuss how the Fund would value its Bitcoin futures positions if the CME halted the trading of Bitcoin futures due to price limits or otherwise.

8. Please confirm that the Fund   s code of ethics applies to transactions in
Bitcoin and Bitcoin
   futures and that employees will be required to pre-clear such transactions.

9. Please supplementally provide to Staff information about the Fund   s
discussions with potential
   authorized participants (   APs   ) or market makers:

         a. Please disclose the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs).

         b. Please discuss the ability of APs and market makers to arbitrage
the Fund   s holdings in
            a manner that is expected to keep the Fund   s market price in line
with its NAV.

         c. Please describe what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody
physical    Bitcoin?

         d. Are there any unique considerations/rules from the exchange on which the Fund plans
            to list that will impact the Fund   s ability to pursue its
investment strategy; interact with
            APs; or otherwise impact the Fund   s operations.
    Stacy L. Fuller
   K&L Gates LLP
   May 12, 2023
   Page 3 of 5


   General Comments Relating to the Fund   s Investment in a Wholly-Owned
Subsidiary

10. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

11. Confirm in correspondence that the Subsidiary and its Board of Trustees will agree to inspection
    by the Staff of the Subsidiary   s books and records, which will be
maintained in accordance with
    Section 31 of the Act and the rules thereunder.

12. The Subsidiary and its Board of Trustees will agree to designate an agent for service of process in the United States.

13. Please supplementally inform the Staff whether the Subsidiary   s
management fee (including any
    performance fee), if any, will be included in    Management Fees,    and
the wholly-owned
    Subsidiary   s expenses will be included in    Other Expenses    in the
Fund   s fee table.

   Principal Investment Strategy, pages 2-4

14. Supplementally confirm that the Fund will only obtain exposure to Bitcoin through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission
    (CFTC), which currently means the Fund will only invest in Bitcoin futures that are traded on the
    CME, or investment companies that are registered in the United States. Relatedly, in the third paragraph on page 3, the prospectus states that Bitcoin Futures are standardized contracts traded on, or subject to the rules of, the CME to buy or sell a specified quantity of Bitcoin at a
    designated price.    Please delete the phrase    or subject to the rules
of.

15. In the ninth paragraph on page 3, the prospectus states that    Unlike the
Fund, the Subsidiary may
    invest without limitation in commodity-linked derivatives and will invest principally in commodity futures and swap contracts, as well as certain short-term fixed-income investments
    intended to serve as margin or collateral for the Subsidiary   s
derivatives positions.    Please revise
    this paragraph to reflect that the Fund will only obtain exposure to Bitcoin through cash settled futures traded on an exchange registered with the CFTC.

   Principal Investment Risks, pages 4-10

16. Within the Bitcoin Futures Capacity Risk subsection, the prospectus discloses that the Fund may
    invest in    equity securities of    bitcoin-related companies.
Please supplementally explain what
    is meant by    bitcoin related companies    and revise the disclosure
accordingly.

17. Please tailor the Derivative Risk subsection to the investment strategy of the Fund and the type of derivatives in which the Fund intends to invest. Specifically, the disclosure should address cash settled futures contracts traded on an exchange registered with the CFTC.
    Stacy L. Fuller
   K&L Gates LLP
   May 12, 2023
   Page 4 of 5


18. The Liquidity Risk subsection states that    Under such circumstances, the
market for securities
    [emphasis added] of the Index may lack sufficient liquidity for all market participants' trades.
    Please tailor this risk disclosure to the Fund   s investment strategy and
the composition of the
    Index (front month Bitcoin futures contracts trading on CME). Please make conforming revisions to similar disclosure language that may appear elsewhere in the filing such as in the
    Cash Transaction Risk and Authorized Participants Concentration Risk subsections which each make reference to securities.

19. The Cash Transaction Risk subsection states that,    At certain times
[emphasis added], the Fund
    may effect creations and redemptions for cash rather than for in-kind securities [emphasis
    added].    It is our understanding that the Fund predominately redeems in cash. Please revise this
    statement as appropriate.

   Additional Information Regarding Investment Techniques and Policies, page 11

20. The fifth paragraph states that    The Fund offered in this Prospectus may
invest significantly in:
    futures contracts; options on securities, indices and futures contracts; equity caps, floors and collars; swap agreements; forward contracts; short positions; reverse repurchase agreements;
    ETFs; and other financial instruments to obtain economic    leverage.
Please tailor this
    disclosure to the Fund   s investment strategy (i.e., cash settled futures
contracts traded on an
    exchange registered with the CFTC).

   Statement of Additional Information

21. The Staff totes that within the subsection    Position Limits and
Accountability Levels    on page
    10 of the SAI, the Fund discloses:

      The Fund also may, after consultation with the Staff of the SEC, consider investing in U.S.
   listed futures contracts on cryptocurrencies other than bitcoin or in other bitcoin-related instruments whose performance the Adviser believes may correspond to the performance of bitcoin or bitcoin futures contracts, such as exchange traded notes and funds, privately offered funds, or swaps on a bitcoin reference rate. The Fund would not invest in these other instruments if doing so would be inconsistent with applicable law or regulation or the then-stated
   position of the SEC. In addition, the Adviser might recommend to the Board that the Fund convert to an open-end or closed-end fund structure or other pooled investment vehicle that invests directly in spot bitcoin. [Emphasis added].

   Please revise the disclosure to clarify, with respect to the last sentence, that neither the Adviser nor the Fund would seek to engage in such a conversion without first communicating its intention to do so with the Staff and if doing so would be inconsistent with applicable law or regulation or the then-stated position of the SEC.
          Stacy L. Fuller
         K&L Gates LLP
         May 12, 2023
         Page 5 of 5


      22. Within the Portfolio Deposit Subsection on page 29 of the Statement of Additional Information,
          the disclosure states that    Rafferty may restrict purchases of the
Fund   s Creation Units to be on
          an in-kind basis at any time and without prior notice, at Rafferty
s discretion.    Please disclose
          the types of circumstances that would result in instituting such restrictions on purchase orders.

      23. Within the Rejection of Purchase Orders subsection on page 31, the SAI states that the Fund reserves the right to reject or revoke acceptance of a purchase order, for among other reasons, if
          the acceptance of Deposit Securities is not    legally required or
would, in the opinion of counsel,
          be unlawful or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's
          tax status).    As previously discussed with the registrant, please
delete the phrase    or have an
          adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's tax status).

                                                         ***

                 Please provide a response letter in the form of EDGAR correspondence (with a courtesy email copy to the Staff) as soon as practicable. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

                Should you have any questions, please feel free to contact me at 617-573-4521 or
         worthingtonti@sec.gov.

         Sincerely,

         /s/ Timothy Worthington
         Timothy Worthington
         Attorney Advisor

cc:      Andrea Ottomanelli Magovern, Assistant Director
         Asen Parachkevov, Branch Chief